FORM 4 - 06/9/01

             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                   FORM 4
                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1.	Name and Address of Reporting Person

        Bache Sr., L. Edward
        c/o First American Mortgage Securities, Inc.
        601 Cleveland St., 3rd Floor
        Clearwater, FL  33755

2.      Issuer Name and Ticker or Trading Symbol

        Tidalwave Holdings Inc.  (TDWV)

3.      IRS or Social Security Number of Reporting Person (Voluntary)

4.      Statement for Month/Year

        June 2001

5.      If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

        (X) Director ( ) 10% Owner (X) Officer (give title below)
        ( ) Other (specify below)

            Managing Director

7.      Individual or Joint/Group Filing (Check Applicable Line)

        (X) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person

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Table I -- Non-Derivative Securities Acquired, Disposed of, or
           Beneficially Owned


1.                        2.                     3.                    4.
Title of Security         Transaction Date       Transaction Code      Securities Acquired (A)
       (Instr. 3)         (Month/Day/Year)       (Instr 8.)            or Disposed of (D)
                                                 ----------------      (Instr. 3,4, and 5)
                                                 Code          V
                                                                                 (A)
                                                                       Amount     or    Price
                                                                                 (D)
----------------------------------------------------------------------------------------------

Common Stock                 5/9/01              J(I)                  308,642    A     $0.081
Common Stock                 5/30/01             J(I)                  471,698    A     $0.053


5. Amount of Securities           6.  Ownership Form:          7.  Nature of Indirect
   Beneficially Owned                 Direct  (D)  or              Beneficial Ownership
   At End of Month                    Indirect  (I)
   (Instr. 3  and 4)                  (Instr.  4)                  (Instr.  4)
----------------------------------------------------------------------------------------------

    26,961,107                             D                               N/A



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
If the form is filed by more than one reporting person, see
Instruction 4(b) (v).

Table II -- Derivative Securities Acquired, Disposed of, or
            Beneficially  Owned (e.g. puts, calls,
            warrants, options, convertible securities)


1.                       2.                    3.                  4.                 5.
Title of                 Conversion            Transaction         Transaction        Number of Derivative
Derivative               or Exercise           Date (Month/        Code               Securities Acquired (A)
Security                 Price of              Day/Year)           (Instr. 8)         or Disposed of (D)
(Instr.3)                Derivative                                -------------      (Instr. 3,4, and 5)
                         Security                                  Code       V       -----------------------
                                                                                        (A)          (D)

-------------------------------------------------------------------------------------------------------------


6.                                7.                           8.
Date Exercisable                  Title and amount             Price of Derivative
and Expiration Date               of Underlying                Security (Instr. 5)
(Month/Day/Year)                  Securities
--------------------------        (Instr. 3 and 4)
Date            Expiration        -------------------------
exercisable     Date              Title           Amount
                                                  Or Number
                                                  of Shares
-------------------------------------------------------------------------------------------------------------

** No cost; conversion = one share of Preferred Stock entitles holder to one share of Common Stock.

9.                                10.                             11.
Number of Securities              Ownership Form                  Nature of Indirect
Beneficially Owned                of Derivative Security:         Beneficial Ownership
At End of Month                   Direct (D) or Indirect (I)      (Instr. 4)
(Instr. 4)                                         (Instr. 4)
-------------------------------------------------------------------------------------------------------------



Explanation of Responses:

(1) The Reporting Person received 780,340 common shares of the Issuer pursuant to an Employment Agreement entered into on January 1, 2001

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SIGNATURE OF REPORTING PERSON


/s/ L. Edward Bache Sr.
DATE June 9, 2001



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